EXHIBIT 21.1

FIRST CASH FINANCIAL SERVICES, INC.
SUBSIDIARIES
Subsidiary Name	Country/State of Incorporation	Percentage Owned By Registrant

Famous Pawn, Inc.	Maryland	100%
CashPlus CSO, Inc.	Maryland	100%
Cash & Go, Inc.	California	100%
One Iron Ventures, Inc.	Illinois	100%
First Cash, S.A. de C.V.	Mexico	100%
American Loan Employee Services, S.A. de C.V.	Mexico	100%
Ya Servicios, S.A. de C.V., SOFOM, E.N.R.	Mexico	100%
Central America Capital, S.A. de C.V.	Mexico	100%
First Cash, Ltd.	Texas	100%
First Cash Corp.	Delaware	100%
First Cash Management, LLC	Texas	100%
First Cash, Inc.	Nevada	100%
Cash & Go, Ltd.	Texas	49.5%
Cash & Go Management, LLC	Texas	50%
First Cash Credit, Ltd.	Texas	100%
First Cash Credit Management, LLC	Texas	100%
FCFS MO, Inc.	Missouri	100%
FCFS OK, Inc.	Oklahoma	100%
FCFS SC, Inc.	South Carolina	100%
FCFS MI, Inc.	Michigan	100%
Guaranteed Auto Finance, Inc.	Arkansas	100%
SHAC, Inc.	Arkansas	100%